KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

NINE MONTHS ENDED

September 30, 2021

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 2 of 26

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the nine months ended September 30, 2021.  It should be read in conjunction with the unaudited interim consolidated financial statements of the Company together with the related notes thereto for the nine months ended September 30, 2021.

The unaudited interim consolidated financial statements for the nine months ended September 30, 2021 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The following MD&A and the Company's unaudited interim consolidated financial statements were approved by the Audit Committee and the Board of Directors on November 9, 2021.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

References to Adjusted EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS;  nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions.  Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements.

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.  Such risks and uncertainties include, without limitation; the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that Management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 3 of 26

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.  Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 19).  The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.  Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com.

DATE OF REPORT

November 9, 2021

SUMMARY OF FIANANCIAL RESULTS FOR THE PERIODS ENDED SEPTEMBER 30

Nine months ended September 30	2021	2020
Revenues	$5,429,090	$9,754,172
Gross profit	$2,247,453	$4,298,760
Gross profit margin	41%	44%
Adjusted EBITDA (loss)	$(1,204,877)	$990,074
Non-cash expenses	$275,496	$524,485
Taxes	$147,222	$118,249
Net income (loss)	$(1,627,595)	$347,340
Basic earnings (loss) per share	$(0.03)	$0.01
Three months ended September 30
Revenues	$2,093,252	$1,586,206
Gross profit	$844,645	$600,754
Gross profit margin	40%	38%
Adjusted EBITDA (loss)	$(308,834)	$(449,855)
Net Income (loss)	$(433,261)	$(681,527)
Basic earnings (loss) per share	$(0.01)	$(0.01)

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 4 of 26

Liquidity and Capital Resources	September 30, 2021	Dec 31, 2020
Working capital	$9,140,729	$6,251,893
Cash	$3,198,231	$1,049,049
Accounts receivable	$1,253,910	$535,659
Interest bearing long-term debt	Nil	Nil
Net equity	$14,017,652	$10,960,923
Total assets	$15,493,394	$12,016,515
Common shares outstanding	54,320,086	47,170,086

CORPORATE OVERVIEW

Kelso is a diverse product engineering company that specializes in the development, production and distribution of proprietary equipment used in transportation applications.  Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high quality rail tank car equipment used in the handling and containment of hazardous and non-hazardous commodities during transport.

All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental releases.  The Company offers specialized rail tank car and truck tanker equipment, no-spill fuel loading systems, first responder emergency response equipment and "road-to-no-road" suspension systems for motor vehicles being used in rugged wilderness terrains.

Over the last eight years the Company has established itself as a leading North American producer and supplier of specialized rail tank car equipment.  The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway.  These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport.  With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ.  The Company was listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014.  The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI™ Wildertec™ Industries Inc.

Over the past five years Management has established multi-million dollar sales of the Company's products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses.  Revenues over the last five audited year end periods were as follows: $11,149,130 for the year ended December 31, 2020; $20,550,682 for the year ended December 31, 2019; $12,716,596 for the year ended December 31, 2018; $6,062,778 for the year ended December 31, 2017 and $8,077,143 for the year ended December 31, 2016.

The Company's net earnings (loss) performance over the last five year end periods were as follows:  net loss of $1,307,890 for the year ended December 31, 2020; net income of $3,334,043 for the year ended December 31, 2019; net income of $194,453 for the year ended December 31, 2018;  a net loss of $5,015,911 for the year ended December 31, 2017 and a net loss of $2,465,592 for the year ended December 31, 2016.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 5 of 26

The rail tank car industry is historically cyclical.  The Company's primary market (hazmat rail tank cars) slowed considerably during the rail recession in 2016 and 2017 and improved in 2018 and 2019 to restore the Company's financial health.  In 2020 the COVID-19 pandemic delivered a powerful economic setback for Kelso as the pandemic reshaped the business dynamics in the rail tank car industry.  Given the unprecedented challenges of this crisis the Company's main focus was the containment of negative impacts on the Company's business model and the protection of the Company's key productive assets.  The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth.

Financial performance in 2020 suffered due to a 46% decline in sales activity over the prior year but operating expenses were reduced by 5% which allowed Kelso to stay cash flow positive (net of non-cash charges).  This economic decline clearly highlighted the seriousness of the potential threat to the Company's business survival.  The OEM rail tank car producers went into hibernation in April 2020 and have yet to return in a meaningful way but the retrofit and repair business remained open allowing the continuation of the Company's operations.  Industry experts anticipate that the OEM producers will return to production in 2021 and revenue streams from rail should begin to improve in the back half of 2021 and carry new momentum into 2022 and 2023.

The Company's working capital remained at a healthy level of $6,251,893 as at December 31, 2020 although much of this is invested in inventories for future deliveries.  At year end the Company's available cash reserves for operations were becoming depleted therefore new equity capital in the amount of CAD$6,370,000 (before expenses) was secured in the quarter ended March 31, 2021.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.  Working capital improved to $9,140,729 as at September 30, 2021.

Rail tank car product development requires long AAR approval processes which continue to impede Kelso's ability to improve sales with additional rail tank car equipment.  The Company has active service field trials in process with the AAR for the Company's new standard profile ceramic ball bottom outlet valve, pressure car pressure relief valve, top ball valve and angle valve although final AAR approval processes take considerable time to complete.  These new product developments have been derived through co-engineering and testing support from the Company's key customers which may strengthen the probability of longer term adoption by the rail industry.

The Company's non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers.  The Company's goal is to spread the Company's business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

In response to a dismal financial performance in 2017 Management actively looked for new diverse marketplace opportunities outside of the rail industry to pursue.  The overall corporate objectives are to spread business risks to diminish the severe negative impact of reliance on a small number of customers and the historic down cycles in the rail industry.

Kelso, through the Company's wholly owned subsidiary KIQ X Industries (KIQ) is focused on the development of an advanced "Road-To-No-Road™" suspension system known as the KXI™ Wildertec™ Suspension System (KXI).  KXI is being designed to provide safer, more effective, efficient and environmentally responsible capability for commercial wilderness operations.  The KXI is a new pioneer brand initiated by Kelso to service the niche industry of wilderness transportation technologies.  The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 6 of 26

The Phase-One "concept" vehicles fitted with KXI included inventor's innovations, prototype production component parts, fabrication tooling and installation of the mechanical KXI components on a light duty half ton "host" vehicle.  Multiple vehicles have been converted and tested.  Performance deficiencies are being addressed with final design specifications still to be determined in the areas of reliable components, user interface and computer software functions.  Once completed these design advancements will have to attain full compliance with the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States as well as compliance requirements for each Canadian province and American state.  This should provide KIQ a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling initial commercial fleet sales viability.

The original plans for the KXI in 2020 were to take a concept vehicle to regulatory compliant light-duty truck design specifications.  Due to many challenging variables, budgets and engineering deficiencies the Company was unable to complete the regulatory compliant "blueprint" for the Company's first product offerings as originally scheduled.  Given that the current R&D environment for light duty specialty vehicles continues to be problematic and unpredictable the Company is carefully revising the Company's R&D strategies.

Going forward, the Company's KXI engineering group includes professional automotive engineers, software and regulatory experts who will push toward final design specifications.  Third party wilderness experts and market researchers have confirmed that the Company's "concept" KXI is unique with good market potential.  They confirm that a new non-serviced market exists for heavy duty commercial vehicles and is worth pursuit. Although the KXI concept has achieved some off-road performance requirements in light weight vehicles the Company will phase out of the development of half-ton vehicles.

KIQ is scaling the KXI to a heavy-duty (one ton or greater) "host" vehicle which represents a larger more accessible commercial market opportunity.  This strategic direction is expected to have lower R&D costs because of better transmissions, diesel options, better payload and towing capacity and tougher durability.  The design objectives are to allow commercial users to get to wilderness terrain safely with fewer human errors and fatigue-caused accidents.  The goal is for KXI to demonstrate better wilderness performance in a heavy duty vehicle than any other known wheeled vehicle featuring low ecological impact on the ground and meeting complete compliance to all federal standards and regional regulations including warranty support from KIQ, component suppliers and host vehicle OEMs.  The Company's experts have indicated that there are regulatory advantages to pursue the development of a heavy-duty vehicle and the KXI development is underway.

The Company will be focusing on developing commercial heavy-duty specialty vehicle markets in 2021 and 2022.  The KXI Suspension System is going through a detailed engineering design analysis to move from innovative invention concept to a viable commercial vehicle for a variety of promising wilderness markets.  This assessment by industry specialists has provided essential clarity to scale KXI from a "concept" half-ton vehicle to a more robust heavy-duty ("HD") host vehicle.

The Company has secured the services of several OEM suspension and wilderness experts that will support our R&D schedules to produce a market ready product in 2022 with the goal of pilot production and sales in late 2022 with product deliveries in 2023.  The HD platform represents a much larger and more accessible commercial market opportunity to pursue.

The Company's main objective is to ensure the KXI provides complete safety compliance with all federal safety standards and regional safety regulations including warranty support from the Company along with the host vehicle OEMs and is a key prerequisite to a market launch in 2022.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 7 of 26

MARKETS AND PRODUCTS

Kelso is working to become a leading developer and supplier of a wide range of proprietary tank car valves designed primarily for use in the hazmat shipment market.  The Company's valves help shippers safely deliver hazmat commodities wherever they need to go in North America.  Customer driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

The Company keeps products smart, simple and focused on customer needs.  Kelso concentrates on sound business fundamentals, operational practices, Adjusted EBITDA returns and careful capital management.  Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption.  This allows Kelso to prepare marketing initiatives to capitalize on sales opportunities.  Management monitors industry trends and regulated technology requirements to select R&D projects that can be fruitful for the Company's future revenue streams.  The ambition is that the Company's engineering team can proactively resolve issues for customers before reactionary measures are required.

Currently the Company offers a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers.  In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities.  The Company's commercial business evolution began with the adoption of the Company's patented constant force pressure relief valves during the surge in crude-by-rail (CBR) shipments from 2012 to 2015.  Since 2012 the Company has distributed over 77,000 valves generating more than $111 million in revenues.

The Company's products provide a rewarding economic value proposition for all rail tank car stakeholders.  This value includes reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery.  Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products.  Key products include:

Rail and Road Transport Equipment

  Pressure relief valves
  Vacuum relief valves
  Bottom outlet valves (under AAR field service trials)
  Pressure car pressure relief valves (new market under AAR field service trials)
  Pressure car angle valves (new market under AAR field service trials)
  Top ball valves (under AAR field service trials)
  DOT 407 PRV/VRV for truck tankers (new market)
  One-bolt manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 8 of 26

Rail Tank Car Market Indicators

The rail tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable.  Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, manway equipment, angle valves and other specialized equipment.

Based on current projections from industry analysts (Freight Transportation Research ("FTR") Associates) total tank car loading levels in 2021 are expected to remain slightly above 2020 levels. Industry experts anticipate that the OEM producers will produce approximately 8,000 new tank cars in 2021.  In addition, significant retrofits are being evaluated to address the pending 2023 ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size.  New tank car demand is expected to grow to 14,300 tank cars in 2022 and 19,125 tank cars in 2023.  The anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

The Company will continue to develop new rail products that are anticipated to provide new financial growth opportunities.  The Company's focus on core design objectives that are:

  To ensure public safety by mitigating the potential negative environmental impacts of non-accidental releases of hazardous materials in transit.

  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.

  To improve the customers' operating effectiveness producing economic rewards with proven reliable equipment.

  To build reliable equipment featuring high-quality milled parts eliminating problematic cast parts that lead to complex expensive repairs for customers.

  To ensure that customers benefit with more profitable in-service time for tank cars.

KXI™ Wildertec™ Suspension System

In 2017, in response to the growing problems and the safety of emergency responders fighting wilderness fires Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KIQ) began the development of a unique vehicle suspension system that provided new rapid response "road-to-no-road-and-back" capabilities regardless of the climate or the severity of the terrain.  The KXI Suspension System is being developed under a new pioneer brand (Wildertec™) initiated by Kelso to service the niche industry of wilderness transportation technologies.  The Company's goal is to utilize well established automotive and equipment engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

The catalyst to the Company's interest in this business development opportunity were the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can better respond to threats to public safety and better protection of emergency responders in the wilderness.

The Company considered the engineering challenge and ambition worth pursuing.  Environmental experts continue to warn that that the net damage costs of climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought.  Wilderness and populated areas will be in harms way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness to preserve human lives and prevent property damage.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 9 of 26

The basic design premise of KXI Suspension System is to manage the center-of-gravity to better balance a wheeled vehicle featuring gyroscopic control system and driver assist software.  This ensures that the driver, passengers and payload remain in a stable balanced position when driving in difficult remote wilderness terrains including extreme hills and side-hill challenges.  The Company's testing has confirmed that commercial stakeholders can expect the KXI Suspension System to provide:

  All weather - all terrain "Road-To-No-Road™" emergency response capabilities that can eliminate time consuming trailer transportation costs for heavy equipment needed in difficult service areas.

  Better mobility with dual steering technologies for commercial customers.  These customers must operate in extreme rough wilderness terrains in wheeled vehicles for the purpose of safely reaching remote destinations with multiple passengers and maximum payload all while having a minimal negative impact on the environment.

  Low environmental impact where the KXI Suspension System reduces nominal ground pressure of the vehicle (floatation weight) to under the government's recommended 2 PSI resulting in no traceable disturbance or negative impact on the ground, wildlife or plant life.

  Gyroscopic balanced ride improves access in heavily sloped wilderness areas and provides higher speed of response to emergency events.

  Cost reductions when helicopters, track-based vehicles and heavy equipment transport can be diminished by less expensive KXI equipped vehicles.

During the three months ended March 31, 2021 the Company terminated the Technology Development Agreement with the inventor of the KXI Suspension System, including the consulting agreement for $10,000 per month.  The Company will still maintain intellectual property rights acquired under the agreement and will still be liable for the 2.5% royalty to the service provider, inventor or their assigns.  This termination is currently in the arbitration process pursuant to the terms of the agreement.

In 2021 the Company's KXI Suspension System is going through a detailed engineering design analysis to move from innovative invention to a viable heavy duty commercial vehicle for a variety of promising wilderness related markets.  This assessment by industry specialists has provided essential clarity to scale KXI from a "concept" half-ton vehicle to a more robust heavy-duty ("HD") host vehicle that is greater than 10,000 lbs.  The Company has secured the services of several OEM suspension experts and wilderness experts that will support our R&D schedules and the overall objective to produce a market ready product in 2022 with the goal of pilot production and sales in 2022/2023.

The HD platform represents a much larger and more accessible commercial market opportunity to pursue.  This strategic direction is expected to reduce R&D costs as HD vehicles feature better transmissions, diesel options, payload and towing capacity and tougher durability.  The Company's main objective is to ensure the KXI Suspension System provides complete safety compliance with all federal safety standards and regional safety regulations including warranty support from the Company and host vehicle OEMs prior to a market launch in 2022.

PRODUCTION AND R&D FACILITIES

Kelso currently operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas.  The Company is fully qualified and certified to produce products for the railroad and other industries.  The Company has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for the Company's production facilities from the AAR.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 10 of 26

KXI Wildertec™ Suspension System R&D operations are now located in a new facility in West Kelowna, British Columbia, Canada.  This new facility is modern and well suited to the development of our heavy duty vehicle initiatives.  It will facilitate our key engineers, specialists and OEM suspension experts and strategic R&D schedules to produce a regulatory compliant HD prototype in the second half of 2022 with the goal of pilot production and sales in late 2022.  This strategic direction and new facility is expected to reduce R&D costs and maintain business timetables.  Once completed the HD design advancements will have to attain full compliance with the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States as well as compliance with each Canadian province and American state.  This is expected to provide KIQ a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales in 2022.

PUBLIC INFORMATION POLICY

The Company advises the public about the Company's business progress by way of quarterly and consolidated annual financial statements as well as MD&A reports for those periods.  The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE American Exchange.  The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward looking revenue projections to the public.  Kelso is a product development enterprise and Management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the cyclical conditions surrounding the rail tank car industry.  All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the nine and three months ended September 30, 2021 are representative of a light industrial organization that continues to build the Company's brand through the research and design, development and marketing of a diverse range of rail and automotive transportation equipment.  Kelso currently generates its revenues from the sales of equipment in the rail tank car industry.  Kelso's financial performance is reliant on tank car business activity which was severely impacted by COVID-19 in 2020 and 2021.

During the unprecedented challenges of the COVID-19 crisis the Company's main focus has been the containment of negative impacts on the Company's longer-term business model and the protection of the Company's key productive assets.  The Company has concentrated on preparedness for post-pandemic normalization, scheduled product development and readiness for a strong restart of business growth.

Financial performance in the nine months ended September 30, 2021 suffered due to a steep decline in sales activity over the prior nine months ended September 30, 2020.  This economic decline clearly demonstrated the seriousness of the potential threat to the Company's business survival.  The OEM rail tank car producers went into shut down in April 2020 and are slowly restarting in a more meaningful way. There are encouraging signs of new activity for the latter part of 2021 with momentum building in 2022 by the OEMs.  Combined with repair and retrofit operations business activity is expected to allow the continuation and growth of the Company's operations.

Revenues, corresponding expenses, financial performance and capital management during the nine months ended September 30, 2021 reflected Kelso's continued ability to manage the Company's capital resources, source new equity funding and to navigate difficult market conditions results in accordance with the Company's revised COVID-19 strategic plans.  Financial results met the Company's expectations and reflect the revenues and related operational costs of marketing, producing and distributing the Company's proven line of rail tank equipment including key investments in new product development and production capability associated with a more diverse product mix in both rail and automotive markets.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 11 of 26

The Company's longer-term strategic plans require Kelso to make ongoing investments in the Company's production capabilities (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail and automotive products.  These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

Nine months ended September 30, 2021

For the nine months ended September 30, 2021, the Company reported a net loss of $1,627,595 ($0.03 per share) against revenues of $5,429,090 compared to a net income of $347,340 ($0.01 per share) against revenues of $9,754,172 for the nine months ended September 30, 2020.

Gross profit margin returns were $2,247,453 (41% of revenues) for the nine months ended September 30, 2021 compared to $4,298,760 (44% of revenues) for the nine months ended September 30, 2020.  Gross profit margin decreased slightly because of the inefficiencies of low production volumes due to the industry wide shutdowns and increases in material costs.

Total operational expenses declined slightly to $3,727,825 for the nine months ended September 30, 2021 compared to $3,833,171 for the nine months ended September 30, 2020.  Expenses are in line with Management's expectations and COVID-19 strategic plans to facilitate the pending restart of rail business and the continued development of the Company's new product lines.

Adjusted EBITDA refers to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS;  nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.  Adjusted EBITDA for the nine months ended September 30, 2021 and 2020 has been calculated as follows:

	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net income (loss)	$(1,627,595)	$347,340
Share-based expense	$54,603	$127,500
Unrealized foreign exchange loss (gain)	$14,615	$33,528
Amortization	$206,278	$363,457
Income taxes	$147,222	$118,249
Adjusted EBITDA (Loss)	$(1,204,877)	$990,074

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 12 of 26

Factors in the reported income for the nine months ended September 30, 2021 include expenses related to ongoing marketing initiatives in the amount of $243,313 (2020 - $282,618) and related travel costs of $35,264 (2020 - $46,224).  These expenses are related to ongoing marketing programs for existing and new products.  Travel costs have been reduced due to COVID 19 "work-from-home" initiatives.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products.  During the nine months ended September 30, 2021 the Company's industrial product design and development costs were $480,425 (2020 - $688,414).  New product developments are necessary to provide diverse opportunities for Kelso to grow the Company's future revenues beyond the COVID-19 crisis from new markets.  The Company's goal is to diminish the financial effects of a historically cyclical rail tank car market with non-rail products.

Management continues to carefully administrate both the Company's rail operations and KXI Suspension System development with the goal of longer-term business growth.  This is reflected in the Company's investments in human resources, marketing, sales and production operations for the nine months ended September 30, 2021.  The Company recorded office and administrative costs of $1,667,895 (2020 - $1,529,929) and management compensation was $538,154 (2020 - $581,675).  There was no accrual for contractual management performance bonuses for the nine months ended September 30, 2021 (2020 - $156,050).  Management bonuses are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the year following.  Management bonuses declined based on the financial performance of the Company.  Consulting fees were $288,476 (2020 - $180,261) while investor relations remained unchanged at $63,000 (2020 - $63,000).

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies and the required administration functions of a publicly listed industrial company listed on two stock exchanges.  Costs for these professional audit and legal services were $234,487 for the nine months ended September 30, 2021 (2020 - $202,581).  This includes ongoing US tax and audit requirements.  Other legal costs relate to an increase in patent applications, public company administration including reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements.  Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars.  The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded an unrealized foreign exchange loss of $14,615 for the nine months ended September 30, 2021.

The Company has recorded an income tax expense of $147,222 for the nine months ended September 30, 2021 compared to $118,249 for the nine months ended September 30, 2020.

Third Quarter - Three months ended September 30, 2021

The results for the three months ended September 30, 2021 continued to be impacted by the circumstances surrounding the COVID-19 pandemic.  The net loss for the three months ended September 30, 2021 was $433,261 ($0.01 per share) compared to reported net loss of $681,527 ($0.01 per share) for the three months ended September 30, 2020 against revenues for the three months ended September 30, 2021 of $2,093,252 compared to $1,586,206 for the three months ended September 30, 2020.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 13 of 26

Gross profit was $844,645 (40% of revenues) for the three months ended September 30, 2021 compared to $600,754 (38% of revenues) for the three months ended September 30, 2020.  Gross profit margin returns remained consistent due to marketing and sales practices that utilize a disciplined quoting system.

Quarterly expenses were in line with management expectations and consistent with the results of the first half of 2021.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's Management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions.  The Company reviews the Company's estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use.  Many factors used in assessing recoverable amounts are outside of the control of Management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews the Company's estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.  Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(c) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.  A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons.  The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.  Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 14 of 26

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis.  Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.  As at September 30, 2021, the Company has made no allowance for doubtful accounts.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2021 the Company had cash on deposit in the amount of $3,198,231, accounts receivable of $1,253,910, prepaid expenses of $224,731 and inventory of $5,717,310 compared to cash on deposit in the amount of $1,049,049, accounts receivable of $535,659, prepaid expenses of $162,739 and inventory of $5,462,532 as at December 31, 2020.

The Company had no income tax payable as at September 30, 2021 compared to income tax payable of $91,566 as at December 31, 2020.

The working capital position of the Company as at September 30, 2021 was $9,140,729 compared to $6,251,893 as at December 31, 2020.  The improvement in the working capital position came about on March 4, 2021 when the Company completed a private equity placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement was entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Net assets of the Company improved to $14,017,652 as at September 30, 2021 compared to $10,960,923 as at December 31, 2020 due to the new equity placement.  The Company had no interest-bearing long-term liabilities or debt as at September 30, 2021.

The Company's post COVID-19 business prospects are encouraging as the OEMs and owners of tank cars have become optimistic about the market trends exiting 2021 and into 2022 however the Company is still operating in uncertain times.  There is a possibility of further diminishment of the Company's financial performance during 2021 due to the pandemic protocols although the duration of the downturn still remains uncertain.  The Company feels that Kelso's debt free financial position and available capital reserves at the date of this report will allow Kelso to make it through the COVID-19 crisis.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company.  Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 19).

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 15 of 26

SELECTED QUARTERLY INFORMATION

	Three months ended September 30, 2021	Three months ended June 30, 2021	Three months ended March 31, 2021	Three months ended December 31, 2020
Revenues	$2,093,252	$2,115,352	$1,220,487	$1,394,958
Gross profit	$844,645	$949,292	$453,517	$493,918
Expenses including non-cash items	$1,277,906	$1,343,511	$1,253,629	$1,817,056
Net income (loss) for the quarter	$(433,261)	$(394,220)	$(800,113)	$(1,655,230)
Basic earnings (loss) per share	$(0.01)	$(0.01)	$(0.02)	$(0.05)
Adjusted EBITDA (loss)	$(308,834)	$(208,195)	$(687,848)	$(623,917)
Common shares outstanding	54,270,086	54,270,086	54,270,086	47,170,086

	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended December 31, 2019
Revenues	$1,586,206	$2,524,538	$5,643,428	$5,303,193
Gross profit	$600,754	$1,095,680	$2,602,326	$2,553,236
Expenses including non-cash items	$1,282,281	$1,350,108	$1,319,031	$1,149,218
Net income for the quarter	$(681,527)	$(254,428)	$1,283,295	$1,242,539
Basic earnings (loss) per share	$(0.01)	$(0.00)	$0.03	$0.03
Adjusted EBITDA (loss)	$(449,855)	$35,441	$1,404,488	$1,071,276
Common shares outstanding	47,170,086	47,170,086	47,170,086	47,170,086

SELECTED ANNUAL INFORMATION

	Year ended December 31 2020	Year ended December 31 2019	Year ended December 31 2018
Revenues	$11,149,130	$20,550,682	$12,716,596
Cost of goods sold	$6,356,452	$10,967,803	$7,429,380
Gross profit	$4,792,678	$9,582,879	$5,287,216
Expenses including non cash items	$5,768,476	$6,087,357	$4,955,448
Income tax expense (recovery)	$248,992	$99,077	$(251,164)
Net income (Loss) for the year	$(1,307,890)	$3,334,043	$194,453
Number of common shares outstanding	47,170,086	47,170,086	47,170,086
Basic and diluted earnings (Loss) per common share	$(0.03)	$0.07	$0.00
Adjusted EBITDA (Loss)	$366,157	$4,233,339	$1,017,153
Cash	$1,049,049	$4,418,236	$1,246,244
Working capital	$6,251,893	$7,937,873	$4,469,882
Total assets	$12,016,515	$13,731,571	$9,944,990
Shareholders' equity	$10,960,923	$11,845,275	$8,165,734

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has performed an assessment of new standards issued by the IASB that are not yet effective.  The Company has assessed that the impact of adopting these accounting standards on the Company's consolidated financial statements would not be significant.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 16 of 26

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.  The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $3,198,231 as at September 30, 2021 (December 31, 2020 - $1,049,049).

With respect to the Company's accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within Management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,253,910 as at September 30, 2021 (December 31, 2020 - $535,659).

The Company's concentration of credit risk for accounts receivable as at September 30, 2021 with respect to Customer A is $120,881 (2020 - $105,820), Customer B is $675,585 (2020 - $150,300) and Customer C is $68,359 (2020 - $15,349).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet the Company's financial obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet the Company's liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

As at September 30, 2021, the Company has cash in the amount of $3,198,231 (December 31, 2020 - $1,049,049) and accounts receivable of $1,253,910 (December 31, 2020 - $535,659) to settle current liabilities of $1,253,453 (December 31, 2020 - $958,086) with the following due dates; trade accounts payable of $1,111,612 (December 31, 2020 - $786,354) are due within three months; and due to related party balances of $40,750 (December 31, 2020 - $28,423), income tax payable of $Nil (December 31, 2020 - $91,566) and current portion of lease liability of $101,091 (December 31, 2020 - $51,743).  All payables are due within a year.  The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $354,908 (December 31, 2020 - $100,709) which are due between one to five years.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 17 of 26

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company's cash consists of cash held in bank accounts that earn interest at variable rates.  Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

As at September 30, 2021 and December 31, 2020, the Company's net exposure to foreign currency risk is as follows (in US):

	September 30, 2021	December 31, 2020
Net (liabilities)	$1,412,810	$(34,775)

Based on the above, assuming all other variables remain constant, a 2% (2020 - 2%) weakening or strengthening of the USD against the CAD would result in approximately $28,256 (2020 - $1,520) foreign exchange loss or gain in the consolidated statements of operations.

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk.  The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers the Company's capital to be comprised of capital stock.  The Company's objective in managing the Company's capital is to maintain the Company's ability to continue to operate as a going concern and to further develop the Company's business goals.

In order to facilitate the management of the Company's capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  Management reviews the capital structure on a regular basis to ensure the business objectives are met.  There were no changes to the Company's approach to capital management during 2021.  There are no externally-imposed restrictions on the Company's capital.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 18 of 26

The Company's capital needs for 2020 were successfully financed from operations and existing capital reserves.  Given the persisting unpredictable COVID-19 economic circumstances Management carefully assessed the Company's future capital needs going forward.  The sharp decline of the Company's revenues in 2020 continuing into 2021 compromised the Company's available capital reserves to fund the Company's 2021 business affairs.  It was determined by the Board of Directors that the Company should access new equity capital to ensure that Kelso has adequate working capital to service the Company's 2021 and 2022 needs.

On March 4, 2021 the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement is entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely.  The disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including the Company's certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings) as at September 30, 2021 and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of the Company's ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings.  The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO").  This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company's management and staff to the extent deemed necessary.  Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at September 30, 2021.

In spite of the Company's evaluation, Management does recognize that any controls and procedures; no matter how well designed and administrated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 19 of 26

RISKS AND UNCERTAINTIES

The Company's business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A.  The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk.  These risks are not always quantifiable due to their uncertain nature.

"Covid-19"

On March 11, 2020, the World Health Organization declared the ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis.  COVID-19's impact on global markets has been significant through December 2020 and subsequent to the date of the financial statements.  The situation continues to rapidly evolve.  The duration and magnitude of COVID-19's effects on the economy, and on the Company's financial and operational performance remains uncertain at this time.

The Company will continue to closely monitor the potential impact of the COVID-19 on the Company's business.  Should the duration, spread or intensity of the COVID-19 pandemic further deteriorate in 2021, there could be a potentially material and negative impact on the Company's operating plans, the Company's liquidity and cash flows, and the valuation of the Company's long-lived assets, potential future decreases in revenue from the sale of the Company's products and the profitability of the Company's ongoing operations.

"The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria.  If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and could fail."

The success of the Company will be dependent on the Company's ability to successfully develop; qualify under current industry regulations; and protect the Company's technologies by way of patents and trademarks.

The Company has obtained patents for the Company's external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve.  If the Company is unable to secure trademark and patent protection for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

Further, there is no assurance that the Company's railroad equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties.  Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business.  If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives.  In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit.  Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 20 of 26

"The Company is engaged in complex research and development activities where testing results may deem prospective products technologically or economically infeasible."

The Company invests in R&D activities that focus on the innovation of new products for rail/road tank cars and wilderness automotive suspension technology.  The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company.  These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns.  Returns on investment on R&D are always uncertain and cannot be guaranteed.  There is a risk that during the processes of R&D development that testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

AAR has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry.  The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval.  In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria.  The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenue.

The Company's KXI Suspension System must meet and fully comply with the rules and regulations set forth by the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States. Failure to meet these requirements could have a material negative impact on the Company's ability to obtain purchase orders and generate meaningful revenues.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company had a positive working capital in the amount of $9,140,729 as at September 30, 2021, the Company can, from time to time, face a working capital deficit.  To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing.  There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's operations.

Given the unpredictable COVID-19 economic circumstances Management carefully assessed the Company's future capital needs at the beginning of 2021.  The sharp decline of the Company's revenues in 2020 compromised the Company's available capital reserves to fund the Company's 2021 business affairs.  It was determined that the Company should access new equity capital to ensure that Kelso has adequate working capital to service the Company's 2021 and 2022 needs.  On March 4, 2021 the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, raising CAD$6,370,000 before expenses.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 21 of 26

"The Company has a limited history of earnings and may not be able to achieve the Company's growth objectives."

The Company has a limited history of earnings.  The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long-term.  The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines.  No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long-term.  If the Company's efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected.  Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

"New commercial markets for the Company's products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company's revenue and production targets.  This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect the Company's ability to grow revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future.  Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels.

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled.  This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products.  The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 22 of 26

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is dependent upon three major customers that comprise the railroad tank car manufacturers for a significant portion of the Company's revenue.  The Company does not have any formal agreements for long-term, large-scale purchase orders with these customers and only sells to them when purchase orders are received.  The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future.  The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders.  Any one of these effects may have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently has multiple suppliers in the United States and Canada for each of the component parts and raw materials required to assemble the Company's finished products.  There is a potential risk that, from time to time, the Company could face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products.  This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels.  The Company may not have sufficient capital to fund increased production at the Company's existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand.  This may have a material negative impact on the Company's ability to maintain existing customers and expand the Company's customer base, and the Company's ability to generate revenue at current and projected levels.

"The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design research and develop proprietary new products for the railroad industry and road-to-no-road vehicle suspension market and to successfully develop new markets for the Company's products in other industries, such as the trucking industry, may not result in commercially accepted products or applications.  This may have a negative impact on the Company as the Company's current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering.  The Company's investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 23 of 26

"The Company may face uninsurable or underinsured risks."

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.  Of the above listed risks, only an act of war is truly uninsurable.  The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company's customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of the Company's products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in the Company's products are common raw materials such as steel and rubber.  These raw materials can be subject to significant price fluctuations.  A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results.  As the Company does not have any purchase agreements with customers, the Company are able to mitigate the risks associated with price fluctuations in the Company's raw materials by adjusting the pricing of the Company's products per quoted purchase order.  However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company heavily depends upon the continued services of the Company's senior executives and other key employees.  In particular, the Company relies on the expertise and experience of the Company's Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., Kelso Technologies (USA) Inc., KIQ X Industries Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KXI Wildertec Industries Inc.  These individuals are under contractual obligations to the Company expiring on June 30, 2023, however, if one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all.  If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 24 of 26

RELATED PARTY TRANSACTIONS

The remuneration of the Company's directors and three members of key Management, being the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Management compensation	$538,154	$460,000
Management bonuses*	$-	$121,675
Share-based expense	$42,504	$45,000
Directors' fees	$122,250	$122,250

* The Company has Management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to Management.  This bonus is accrued by quarter and is paid based upon the audited year end balance not later than May 15 of the year following.

As at September 30, 2021, amounts due to related parties included in accounts payable which are unsecured and have no interest or specific terms of payments, consist of $40,750 (2020 - $Nil) for directors' fees and $Nil (2020 - $121,675) for Management bonuses.

DISCLOSURE OF OUTSTANDING SHARE DATA

1) Common shares issued and outstanding:  54,320,086

2) Share purchase options outstanding:  3,270,000

3) Share purchase warrants outstanding:  3,500,000

4) Restricted share units outstanding:  355,000

SUBSEQUENT EVENTS

On November 2, 2021 Kelso reported that it had received final certification of the Company's pressure relief valve (PCH) for use on rail pressure cars from the Association of American Railroads (AAR).  The PCH has gone through rigorous field service trials over the past several years which concluded with a successful teardown and testing of a sample of field service trialed PCH valves by the AAR inspector.

Pressure tank cars designated by Department of Transport (DOT)-105 and DOT-112 specifications are used to transport flammable, non-flammable or toxic liquefied compressed gases that must be shipped under pressure.  The PCH is a key milestone for Kelso because it allows the Company to pursue sizable untapped revenue opportunities in the rail pressure car market.  There are more than 438,000 rail tank cars in the North American fleet and approximately 85,000 of those are pressure cars.  The PCH is now fully qualified to be distributed to the pressure car market as ordered by rail car customers.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 25 of 26

OUTLOOK

The anticipated return to pre-pandemic business volumes in 2021 is happening very slowly.  The dismal rail tank car activity experienced over the past 18 months remains an impediment to the recovery of financial performance.  A momentum build in 2022 based on anticipated new product offerings in trucking tank trailers, pressure rail cars and compliance requirements for the ethanol industry continue to encourage Management about the Company's recovery prospects in 2022 and beyond.

During the COVID-19 driven rail recession Management has focused on the containment of the potential negative impacts on the Company's business model and the protection of the Company's key productive assets.  Kelso has prepared itself for the anticipated post-pandemic growth in business activity by way of maintaining larger inventories, key employees, a new equity financing secured in the first quarter of 2021 and continuing R&D activities to broaden out product lines.

The Company is fully prepared for stronger business growth anticipated in 2022.  Rail industry experts anticipate that in 2021 the OEM producers will manufacture approximately 8,000 new tank cars.  In addition, significant retrofits are being evaluated to address the pending 2023 changes in ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size which currently stands at more than 30,000 tank cars.  Also, a significant number of tank cars are due for re-certification and some owners are planning to address these tank cars now while there is repair shop space available. (Tony to update)

Industry projections indicate that the tank car market is entering a period of modest fleet growth coupled with growth in rail tank car utilization.  New tank car demand is expected to grow to 14,300 tank cars in 2022 and 19,125 tank cars in 2023.  The anticipated upswing in new build and retrofit activity for ethanol and pressure tank cars combined with a growing number of certified Kelso products are expected to provide new longer-term financial growth opportunities from rail operations.

With respect to the KXI Wildertec™ Suspension System program, the Company has secured the services of key engineers, software specialists and OEM suspension experts that will support our R&D schedules to equip a "heavy duty" (HD) vehicle with a regulatory compliant KXI suspension in the second half of 2022.  Once accomplished the goal is to initiate pilot production and sales in late 2022 or early 2023 although scheduling has been negatively impacted by the well documented supply chain disruptions in the automotive industry.  The HD platform represents a much larger accessible commercial market opportunity to pursue.  This strategic direction is expected to reduce R&D costs and maintain strategic timetables.  Once completed the HD design advancements will have to attain full compliance with the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States as well as compliance with each Canadian province and American state.  This is expected to provide KIQ a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales.

In addition to KXI, the Company continues the development of promising new rail products.  Our pressure car PCH valve has successfully completed field service trials, final inspection and full AAR approval subsequent to September 30, 2021.  Field service trials are ongoing with our pressure car angle valve, top ball valve and bottom outlet valves despite current uncertainties and economic disruptions.  Valve products for trucking applications are in full market development.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2021 (Expressed in US Dollars unless otherwise indicated)	Page 26 of 26

In the heavily regulated transportation industry the Company's R&D projects are complex, time consuming and expensive.  The primary purpose of our R&D investments is to advance and elevate the probability of future financial successes from a larger and more diverse product line.  Despite the many challenges imposed by the COVID-19 recession Management remains bullish on the potential of all of its new product developments although timing of regulatory approvals and new revenue streams remains unpredictable and certainly not guaranteed to develop at all.  Management continues to assess research discoveries, new product viability, tighter budget restrictions and market potential of all of the Company's R&D programs and adjusts strategic plans as part of the Company's R&D risk management.

The Company has deployed capital resources sensibly to maintain financial health and liquidity during the pandemic.  The Company's balance sheet strength and working capital position remained healthy at $9,140,729 as at September 30, 2021.  The financial capital secured during the first quarter is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

The Company's future business prospects for rail tank car products over the next three years are encouraging despite the current uncertainties.  We have unique products to service new regulatory guidelines that require a fleet of more than 30,000 ethanol tank cars to be regulatory compliant in early 2023.  In addition we are developing new products that can service a fleet of approximately 85,000 pressure tank cars - a market that is completely new to Kelso and represents a significant business growth opportunity.

The Company has maintained its abilities to fully service customer needs when the pandemic subsides.  Management's focus has been to concentrate on what Kelso has done well in the past enhancing the importance of our corporate brand in the rail industry and a clear ambition for the future of Kelso with new product opportunities in more diverse transportation markets.  With no interest-bearing long-term debt to service, replenished capital reserves secured through a new equity financing, broader sales prospects from a larger product portfolio, Kelso is working to exit the pandemic crisis with stronger financial performance on behalf of the shareholders of Kelso.

Kelso Technologies Inc.

James R.  Bond,

President and Chief Executive Officer